Exhibit 99.1

77 King St. W., Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON, M5K 1H1 Canada

GRANITE REIT DECLARES AUGUST 2018 DISTRIBUTION

August 17, 2018, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution on Granite’s stapled units of CDN$0.227 per stapled unit. The distribution will be paid by Granite on September 14, 2018 to stapled unitholders of record at the close of trading on August 31, 2018. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Thursday, August 30, 2018 on the Toronto Stock Exchange and on the New York Stock Exchange.

As it relates to certain unitholders, Granite confirms that no portion of the above distribution constitutes effectively connected income. A qualified notice providing the breakdown of the sources of the above distribution will be issued to the Depository Trust & Clearing Corporation (DTCC) subsequent to the record date of August 31, 2018, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 investment properties representing approximately 33 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Kevan Gorrie, President and Chief Executive Officer, at 647-925-7500 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.